Item 1

                                 AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


          Payment Date: 17 April 2000.
          Calculation Date: 11
          April, 2000.
(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)

----------------------------------------------------------------------------------------------------------
                                                                                           Balance on
                                Prior Balance        Deposits           Withdrawals     Calculation Date
----------------------------------------------------------------------------------------------------------
                                   9-Mar-00                                               11-Apr-00

Lessee Funded Account                      0.00               0.00              (0.00)             0.00
Aircraft Purchase                          0.00               0.00              (0.00)             0.00
Account
Expense Account (note              2,224,558.33       3,269,664.70      (1,459,616.15)     4,034,606.88
ii)
Collection Account (note iii)     67,163,525.76       9,794,741.52     (10,859,225.76)    66,099,041.52
--------------------------------------------------------------------------------------------------------
 -  Liquidity Reserve             40,000,000.00                                           40,000,000.00
 -  Security Deposit              16,304,000.00                                           16,304,300.00
 -  Other Collections             10,859,225.76                                            9,794,741.52
--------------------------------------------------------------------------------------------------------
Total                             69,388,084.09      13,064,406.22     (12,318,841.91)    70,133,648.40
--------------------------------------------------------------------------------------------------------

(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
-------------------------------------------------------------------------
Balance on Previous Calculation Date (9 March,              2,224,558.33
2000)
Transfer from Collection Account                            3,256,055.42
Interest Earned during                                         13,609.28
period
Payments during period between previous
  Calculation Date and the relevant                                   0
Calculation Date:
 - Payments on previous Payment Date                        (480,613.75)
 - Other payments                                           (979,002.40)
                                                        -----------------
Balance on relevant Calculation Date (11 April,             4,034,606.88
2000)
-------------------------------------------------------------------------

(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
-----------------------------------------------------------------------------
Balance on Previous Calculation Date (9 March,                 67,163,525.76
2000)
Collections during                                              9,689,225.83
period
Swap receipts                                                     105,515.69
Transfer to Expense                                           (3,234,164.45)
Account
Net transfer to Lessee Funded Accounts                                  0.00
Transfer from the Aircraft Purchase Account                             0.00
Transfer from the Tax Defeasance Account                                0.00
Drawings under credit or liquidity enhancement                          0.00
facilities
Aggregate Note Payments                                       (7,603,170.34)
Swap payments                                                    (21,890.97)
Repayments of drawings under credit or
  liquidity enhancement                                                0.00
facilities
                                                            -----------------
Balance on relevant Calculation Date (11 April,                66,099,041.52
2000)
-----------------------------------------------------------------------------

                                 AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


(iii)ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

================================================================================
ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
         Priority of
         Payments
     (i) Required Expense Amount                                   5,000,000.00
    (ii) a) Class A                                                3,160,932.89
         Interest
         b) Swap Payments                                                  0.00
   (iii) First Collection Account Top-up                          15,000,000.00
    (iv) Class A Minimum Principal                                         0.00
     (v) Class B Interest                                            461,832.18
    (vi) Class B Minimum Principal                                    75,522.47
   (vii) Class C Interest                                            569,232.86
  (viii) Class C Minimum Principal                                         0.00
    (ix) Class D Interest                                            566,666.67
     (x) Class D Minimum Principal                                         0.00
    (xi) Second Collection Account Top-up                         41,304,300.00
   (xii) Class A Scheduled Principal                                       0.00
  (xiii) Class B Scheduled Principal                                 341,015.78
   (xiv) Class C Scheduled Principal                                  65,682.00
    (xv) Class D Scheduled Principal                                       0.00
   (xvi) Modification Payments                                             0.00
  (xvii) Soft Bullet Note Step Up Interest                                 0.00
 (xviii) Class A Supplemental Principal                            3,080,152.16
   (xix) Class E Interest                                                  0.00
    (xx) Class B Supplemental Principal                                    0.00
   (xxi) Class A Outstanding Principal                                     0.00
  (xxii) Class B Outstanding Principal                                     0.00
 (xxiii) Class C Outstanding Principal                                     0.00
  (xxiv) Class D Outstanding Principal                                     0.00
   (xxv) Subordinated Swap Payments                                        0.00
  (xxvi) Subordinated Tax Related Disposition Payments                     0.00
 (xxvii) Class E Accrued Unpaid Interest                                   0.00
(xxviii) Class E Outstanding Principal                                     0.00
                                                             -------------------
Total Payments with respect to Payment Date                        69,625,337.01

      Less Collection Account Top-Ups ((iii) and                (56,304,300.00)
      (xi)above)
                                                             -------------------
                                                                  13,321,037.01
                                                             ===================

================================================================================

                                 AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


(iv) PAYMENT ON THE NOTES

----------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES                               A-1              A-2              B-1                C-1
     Applicable LIBOR                             6.00375%         6.00375%         6.00375%           6.00375%
     Applicable Margin                            0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                     6.19375%         6.32375%         6.60375%           7.35375%
     Interest Amount Payable                  1,930,385.42     1,230,547.47       461,832.18         569,232.86
     Step Up Interest Amount                          0.00             0.00             0.00               0.00

     Opening Principal                      340,000,000.00   212,281,545.47    76,292,550.02      84,444,168.00
     Balance
     Minimum Principal Payment Amount                 0.00             0.00        75,522.47               0.00
     Scheduled Principal Payment Amount               0.00             0.00       341,015.78          65,682.00
     Supplemental Principal Payment Amount            0.00     3,080,152.16             0.00               0.00
     Outstanding Principal Payment Amount             0.00             0.00             0.00               0.00
     Total Principal Distribution Amount              0.00     3,080,152.16       416,538.25          65,682.00
     Redemption Amount
      - amount allocable to                           0.00             0.00             0.00               0.00
     principal
      - premium allocable to                          0.00             0.00             0.00               0.00
     premium
                                            --------------------------------------------------------------------
     Outstanding Principal Balance
        (April 17, 2000))                   340,000,000.00   209,201,393.31    75,876,011.77      84,378,486.00
---------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------
     (b)  FIXED RATE NOTES                                               D-1
          Applicable Interest Rate                                   8.5000%
          Interest Amount Payable                                 566,666.67

          Opening Principal                                    80,000,000.00
          Balance
          Minimum Principal Payment Amount                              0.00
          Scheduled Principal Payment Amount                            0.00
          Redemption Amount
           - amount allocable to                                        0.00
          principal
           - amount allocable to                                        0.00
          premium
          Actual Pool Factor                                       1.0000000
                                                           ------------------
          Outstanding Principal Balance (April 17, 2000))      80,000,000.00
     ------------------------------------------------------------------------

                                 AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated



(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD
     (Aggregate Amounts)
--------------------------------------------------------------------------------
                                    A-1          A-2          B-1          C-1
Applicable LIBOR               6.13000%     6.13000%     6.13000%     6.13000%
Applicable Margin              0.19000%     0.32000%     0.60000%     1.35000%
Applicable Interest Rate       6.32000%     6.45000%     6.73000%     7.48000%
--------------------------------------------------------------------------------

(vi) CURRENT PERIOD PAYMENTS
     Per $100,000 Initial Outstanding Principal Balance of Notes)

-------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES
                                  A-1          A-2          B-1        C-1

Opening Principal Amount     3,400.00     2,122.82       762.93     844.44
Total Principal Payments         0.00        30.80         4.17       0.66
                           ------------------------------------------------
Closing Outstanding
  Principal Balance          3,400.00     2,092.01       758.76     843.78

Total Interest                  19.30        12.31         4.62       5.69
Total Premium                    0.00         0.00         0.00       0.00
---------------------------------------------------------------------------

-----------------------------------------------------------------------------
(b)  FIXED RATE NOTES
                                                                         D-1

     Opening Principal Amount                                         800.00
     Total Principal Payments                                           0.00
                                                           ------------------
     Outstanding Principal Balance                                    800.00

     Total Interest                                                     5.67
     Total Premium                                                      0.00
-----------------------------------------------------------------------------